[NOBLE ADVISORS LETTERHEAD]

March 29, 2018

Via Edgar

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attn: Jennifer Gowetski

Re:	Noble Advisors, LLC
Form 1-A Offering Statement
File No. 024-10776

Dear Ms. Gowetski:

Pursuant to the Commission’s rules, Noble Advisors, LLC hereby requests that the Commission qualify the above-referenced Offering Statement so that it would become effective at 4:30 p.m. on March 30, 2018.

Please contact Kimberly J. Decker, of Barley Snyder, LLP, at (717) 399-1506, with any questions you may have concerning this request.

Sincerely,

/s/ Greg Millen

cc: Kimberly J. Decker